Exhibit 99.1

Scuderia Ferrari signed an agreement with Sauber

Maranello (Italy), 28 July 2017 - Ferrari N.V. (NYSE/MTA: RACE) announces that Scuderia Ferrari has reached a multi-year agreement with Sauber F1 Team, by virtue of which the Swiss Team will be fitted with the Power Units built at the Maranello factory.

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Ferrari N.V.
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